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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
 DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT 1934

Commission File Number 001 -14824

TNT N.V.

(Exact name of registrant as specified in its charter)

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
+31 20 500 6000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares, each representing one ordinary share
Ordinary shares, par value €0.48

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule l2h-6(a)	Rule 12h-6(d)
(for equity securities)	(for successor registrants)

Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

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PART 1

Item 1. Exchange Act Reporting History

A.	TNT N.V. (TNT) first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on June 28, 1998 at the time of its demerger from Koninklijke PTT Nederland N.V. and its listing on the New York Stock Exchange (the demerger).

B.	TNT has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

Other than offerings to employees pursuant to Form S-8, TNT securities have never been sold in the United States in a registered offering under the Securities Act of 1933. TNT's securities were distributed to holders in the United States as part of its demerger.

Item 3. Foreign Listing and Primary Trading Market

A.	TNT has maintained a listing of its ordinary shares on Euronext Amsterdam N.V. 's Eurolist by Euronext (Euronext), an exchange outside of the United States and in the jurisdiction of the Netherlands, which singly constitutes its primary trading market.

B.	TNT has maintained a listing of its ordinary shares on the legal predecessors of Euronext since the demerger on June 28, 1998. TNT has maintained this listing on the legal predecessor of Euronext for at least the 12 months preceding the filing of this Form.

C.	The percentage of trading in its securities in the Netherlands was 95.63% during the previous 12- month period (as defined below).

Item 4. Comparative Trading Volume Data

TNT provides the following information in reliance on Rule 12h-6(a)(4)(i):

A.	The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 31, 2006 to May 31, 2007 (the previous 12-month period).

B.	The average daily trading volume of TNT's securities during the previous 12-month period was 97,345 Shares in the United States and 2,200,309 Shares on a worldwide basis.

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C.	The average daily trading volume of TNT's securities in the United States as a percentage of the average daily trading volume for those securities on a worldwide basis during the previous 12-month period was 4.37%.

D.	TNT delisted its American Depositary Shares from the New York Stock Exchange on June 18, 2007, where the average daily trading volume of its securities in the United States as a percentage of the average daily trading volume for its securities on a worldwide basis for the previous 12-month period was 4.37%.

E.	TNT has not terminated its American depositary receipt facility and its American Depositary Shares are expected to be traded on the over-the-counter market.

F.	The sources of the trading volume information used for these calculations were (1) for United States volumes, Bloomberg data screens for ticker symbol "TNT US Equity" (TNT's former ticker symbol in the United States until the effectiveness of its delisting from the NYSE on June 18, 2007) for the NYSE, and (2) for volumes on Euronext, Bloomberg data screens for ticker symbol "TNT NA Equity" (TNT's ticker symbol on Euronext) for trades on Euronext.

Item 5. Alternative Record Holder Information

Not Applicable

Item 6. Debt Securities

Not Applicable

Item 7. Notice Requirement

A.	TNT published its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act on May 25, 2007.

B.	TNT disseminated the notice in the United States by means of a press release, which was also furnished on Form 6-K on EDGAR on May 29, 2007 and published on its website, www.group.tnt.com, on May 25, 2007.

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PART II

Item 8. Prior Form 15 Filers

A.	Not Applicable

B.	Not Applicable

C.	Not Applicable

Item 9. Rule 12g3-2(b) Exemption

TNT will publish the information required under Rule 12g3-2(b)(l)(iii) on its website, www.group.tnt.com.

PART III

Item 10. Exhibits

None

Item 11. Undertakings

     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, TNT N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TNT N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13 (a) or section 15(d) of the Exchange Act, or both.